Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Three Months Ended March, 31				Year Ended December 31,
	2006	2005	July 15, 2005 to December 31, 2005	January 1, 2005 to July 14, 2005	2004	2003	2002	2001

	(successor)	(predecessor)	(successor)	(predecessor)
(Loss) income before income taxes	$(3,568)	$391	$(4,354)	$(5,179)	$2,716	$1,824	$2,935	$3,258

Fixed charges:
Interest on debt	6,312	2	5,787	5	10	20	30	38
Amortization of deferred financing costs	235	—	84	—	—	—	—	—
Estimated interest component of rent expense	114	10	108	23	38	37	38	37

Total fixed charges	6,661	12	5,979	28	48	57	68	75

Total earnings available for fixed charges	$3,093	$403	$1,625	$(5,151)	$2,764	$1,881	$3,003	$3,333

Ratio of earnings to fixed charges	na	33.6	na	na	57.6	33.0	44.2	44.4

(na)	Earnings are inadequate to cover fixed charges by $3,568 for the three months ended March 31, 2006, by $4,354 for the period from July 15, 2005 to December 31, 2005 and by $5,179 for the period from January 1, 2005 to July 14, 2005.